DLA Piper LLP (US) 1251 Avenue of the Americas 27th Floor New York, New York 10020-1104 www.dlapiper.com
Jon Venick Jon.Venick@dlapiper.com T 212.335.4651 F 917.778.8651

July 30, 2021

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attention:	Brittany Ebertt Christine Dietz Jan Woo Matthew Crispino

Re:	Arbe Robotics Ltd. Registration Statement on Form F-4 Filed June 21, 2021 File No. 333-257250

Dear Mr. Crispino:

On behalf of Arbe Robotics Ltd. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-4 (the “Registration Statement”). An electronic version of the amended Registration Statement (“Amendment No. 1”) has been concurrently submitted with the Commission through its EDGAR system. The enclosed copy of Amendment No. 1 to the Registration Statement has been marked to reflect changes made to the Registration Statement.

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated July 21, 2021, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. We have included page numbers to refer to the location in Amendment No. 1 where the amended language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Amendment No. 1 to the Registration Statement.

Questions and Answers about the Proposals, page 10

1.	Please add a Q&A that discloses all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at different redemption levels.

Response: The Company has added a question and answer on page 21 to disclose fully-diluted stock ownership information based on different levels of redemption. Since all ITAC warrants remain outstanding, regardless of whether the holder redeemed the common stock, there is no change in the number shares issued upon exercise of ITAC warrants at the various redemption levels.

July 30, 2021

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What will be the relative equity stakes of ITAC's public stockholders..., page 13

2.	You disclose the equity stake of stockholder groups assuming no redemption by ITAC public stockholders. Please revise to also disclose the equity stake of these groups assuming maximum redemption by public stockholders.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to reflect maximum redemption. Please see page 13 of Amendment No. 1.

I am an ITAC warrant holder. Why am I receiving this proxy statement/prospectus?, page 17

3.	Please clarify whether public shareholders that redeem their shares will retain any warrants. If so, quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: The Company has added a risk factor “Although holders of ITAC Common Stock who own ITAC Warrants will receive Arbe Warrants if they redeem their ITAC Common Stock, there are risks attendant to the ownership of the Arbe Warrants”. Please see page 65 of Amendment No. 1.

Interests of ITAC’s Officers and Directors in the Merger, page 26

4.	Please disclose if the sponsor and the company’s officers and directors have any fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. If so, clarify how the board considered such conflicts in negotiating and recommending the business combination. Also, we note ITAC's charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted ITAC's search for an acquisition target.

Response: The Sponsor and ITAC’s officers and directors do not have any fiduciary or contractual obligations to other entities, except that, as disclosed in the Registration Statement under the caption “Interests of ITAC’s Officers and Directors in the Merger,” ITAC’s officers, E. Scott Crist, who is Chief Executive Officer, chairman and a director, and R. Greg Smith, the Chief Financial Officer, hold the same positions with, and the other three directors are nominees for director of, Industrial Tech Acquisitions II, Inc., which has filed a Registration Statement for an initial public offering which, as of the date of this letter, has not been declared effective by the Commission. No officer or director of ITAC has any fiduciary or contractual obligation to or any interest in the Company. Article X of ITAC’s current certificate of incorporation provides that, to the extent permitted by law, the doctrine of corporate opportunity does not apply to the ITAC or any of its officers and directors. However, all of the activities relating to the search for an acquisition candidate were conducted on behalf of ITAC with a view to entering into a business combination agreement with a company that the directors thought would bring value to its stockholders. Please see page 99 of Amendment No. 1.

July 30, 2021

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Agreements entered into in connection with the Business Combination Agreement
PIPE Subscription Agreements, page 28

5.	Please highlight any material differences in the terms and price of securities issued at the time of the IPO as compared to the PIPE investment. Disclose if the PIPE investors include ITAC's sponsor, directors, officers or their affiliates.

Response: The Company has added language describing the relationship between the price paid by the PIPE Investors and both the IPO price and the per share value of the Arbe Ordinary Shares in the Merger under “PIPE Subscription Agreements” on page 121 and under “PIPE” on page 192. The disclosure also states that entities affiliated with the Sponsor and the Company’s chief executive officers are investors in the PIPE financing.

Historical Comparative and Pro Forma Combined Per Share Data of ITAC and Arbe, page 36

6.	We note you include a reference to a footnote (3) in your table; however, there does not appear to be a footnote (3) disclosed. Please revise or advise.

Response: The Company acknowledges the Staff’s comment and has deleted the footnote reference from the Registration Statement. Please see page 38 of Amendment No. 1.

Risk Factors
Arbe relies on third-party suppliers..., page 48

7.	You disclose on page F-8 that you depend on a certain supplier for the development and production of your products. Please identify your supplier and disclose the material terms of your agreements with it. Also, file any contracts with the supplier as exhibits or tell us why this is not required.[2]

Response: The supplier referred to in the financial statements is Global Foundries, which is a major semiconductor manufacturer. Consistent with industry practice, the Company does not have an agreement with Global Foundries for the manufacturing of development stage wafers and purchases silicon wafers pursuant to purchase orders. The Company has expanded the risk factor “Arbe relies on third-party suppliers and, because some of the key components in its products come from limited or sole sources of supply, Arbe is susceptible to supply shortages, long lead times for components and supply changes, any of which could disrupt its supply chain and could delay deliveries of its products to customers.” to include language to refer to this supplier and to reflect the specific risks attendant to reliance on a sole supplier for semiconductors. Disclosure of Global Foundries is included in the section “Business of Arbe – Manufacturing.” Please see pages 50 and 169 of Amendment No. 1.

July 30, 2021

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Risks Relating to the Business Combination, page 61

8.	Please add a risk factor that discusses the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company acknowledges the Staff’s comment and added a risk factor “By entering into a business combination with ITAC, which is a SPAC, investors may not have the same benefits as an investor in an underwritten public offering.” Please see page Please see page 67 of Amendment No. 1.

The Sponsor has a different economic interest in the completion of the Merger than the Public Stockholders, page 73

9.	Please disclose if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: The Company acknowledges the Staff’s comment and has added a risk factor “The sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.” Please see page 65 of Amendment No. 1.

Certain Unaudited Prospective Financial Information of Arbe
Satisfaction of the 80% Test, page 96

10.	Please describe how the ITAC board arrived at its valuation for Arbe, including a description of any financial models or analyses the board considered.

Response: The Company has included language under “The ITAC Board of Directors’ Reasons for the Merger” to include more specific disclosure relating to ITAC’s evaluation of the Company. Please see page 96 of Amendment No. 1.

July 30, 2021

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U.S. Federal Income Tax Considerations of the Merger, page 121

11.	We note that the parties "intend" for the business combination to be a reorganization within the meaning of Section 368(a) of the Tax Code. However, the disclosure does not indicate whether the parties expect the business combination to be tax-free (with respect to the receipt of stock) to U.S. holders. Revise to make clear whether the parties expect the business combination to be tax-free to U.S. holders. If you are unable to conclude that the business combination is likely to be tax-free, revise your risk factor relating to the material tax consequences of the business combination (page 63) to focus on the uncertainty and the consequences of the business combination being taxable to U.S. holders. If you are able to conclude that the business combination is likely to be tax-free to U.S. holders, include a tax opinion supporting such a conclusion. For further guidance see Staff Legal Bulletin No. 19 (October 14, 2011) and Item 601(b)(8) of Regulation S-K.

Response: ITAC and the Company, after consultation with their respective tax counsel, do not believe they can conclude that the business combination is likely to be tax-free to US Holders of ITAC Common Stock. They have, however, in response to the comments from the Commission, made revisions to the US tax disclosure to reflect the uncertainty and the consequences if the business combination is determined not to qualify as a tax-free reorganization. Please see page 126 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information, page 186

12.	We note the number of pro forma shares outstanding under each scenario as shown in the table on page 188 does not agree to the number of pro forma shares disclosed in the footnotes to your pro forma balance sheets on pages 190 and 192, respectively. Please revise or advise.

Response: The total number of shares being issued to existing Arbe shareholders in the table on page 193 reflects the number of Arbe Ordinary Shares that will be outstanding at the Closing, after giving effect (i) to the Recapitalization and (ii) the issuance of shares subsequent to December 31, 2020 that are not related to the Merger. As described in the F-4, pursuant to the Recapitalization, (s) all outstanding warrants will be exercised (other than those warrant are designed in the F-4 as Continuing Arbe Warrants) and upon such exercise, ordinary and preferred shares will be issued, (ii) all preferred shares will be converted into ordinary shares in accordance with the terms of the preferred shares, and (iii) the ordinary shares will be recapitalized, based upon the agreed upon valuation and a $10.00 price per Arbe Ordinary Share. Using this computation, the existing Arbe shareholders will hold 48,275,832 ordinary shares, and the total ordinary shares outstanding at Closing is 67,956,568 assuming no redemption and 60,332,968 assuming maximum redemption.

The pro forma financial statements reflect the capitalization as of December 31, 2020 assuming no redemption and assuming maximum redemption. The number of ordinary shares at December 31, 2020, on a pro forma basis, are 64,643,935 assuming no redemption and 57,020,335 assuming maximum reduction. In each case, the difference between the numbers on page 193 and the numbers on pages 195 and 197 is 3,312,633 ordinary shares. In preparing the pro forma financial statements, the Company started with the shares outstanding at December 31, 2020 and adjusted that number to reflect shares that are issued in connection with the Merger, such as the PIPE investment. The pro forma financial statements do not (and should not) reflect stock issuances subsequent to December 31, 2020 that are not related to the business combination but were issued subsequent to the balance sheet date.

July 30, 2021

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For the information of the staff, the 3,312,633 shares reflect, primarily, funds raised in January 2021 as the last installment pursuant to an investment agreement that was entered into in the first quarter of 2021 and is described in Note 15(a) of Arbe’s financial statements representing shares issuable prior to the closing, and, to a lesser extent, warrants that were issued in 2021 and the exercise of employee stock options in 2021.

Since the pro forma balance sheets on pages 194 and 196 relate to the December 31, 2020 balance sheet, the pro forma adjustment relate to adjustments to that balance sheet and the number of Arbe shares outstanding on such date. The table on page 193 is a snapshot of the outstanding ordinary shares at the Closing and reflects the 3,312,633 ordinary shares issued subsequent to December 31, 2020 in transactions not related to the business combination. Thus, the numbers are different because they present different information.

13.	We note you do not reflect any par value for the pro forma common stock to be outstanding subsequent to the transactions. Additionally, we note the entire amount of $100M from the issuance of shares to the PIPE investors is reflected within additional paid-in capital per pro forma adjustment (J). Please tell us why there is no par value reflected in the pro forma common stock line item for the shares to be issued and outstanding subsequent to the transactions, or revise accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement. Please see pages 190, 192 and 196 of Amendment No. 1.

14.	We note that Pro Forma Loss per Share on page 197 has been adjusted to reflect the exercise of 19,804 warrants into Arbe Ordinary Shares. However, there do not appear to be any adjustments to the pro forma financial statements for this transaction. Please advise.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement. Please see pages 195, 196 and 201 of Amendment No. 1.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 195

15.	We note your references to including adjustments that are directly attributable to the Transactions, factually supportable and expected to have a continuing impact. Please revise your disclosures to comply with the updated guidance in Article 11-02 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement. Please see page 200 of Amendment No. 1.

July 30, 2021

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Beneficial Ownership of Arbe Securities, page 209

16.	Please disclose the portion of each class of Arbe securities held in the United States and the number of record holders in the United States. Refer to Item 18 of Form F-4 and Item 7.A.2 of Form 20-F.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include information as to United States shareholders under “Price Range of Securities and Dividends.” Please see page 214 of Amendment No. 1.

Notes to the Consolidated Financial Statements for Arbe Robotics LTD.

Note 3: Revenue, page F-15

17.	Please revise to disclose the amount of revenue recognized in 2020 that was included in deferred revenue as of December 31, 2019. Refer to ASC 606-10-50-8(b).

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement. Please see page F-15 of Amendment No. 1.

18.	Please revise to separately disclose revenue from any individual foreign country, if material, or to state that no one country generated a significant amount of revenue. Refer to ASC 280-10-50-41(a).

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement. Please see page F-15 of Amendment No. 1.

Note 7: Convertible Loan, page F-17

19.	We note that the December 2020 convertible loan will convert into equity upon the occurrence of certain events, and that per pro forma adjustment (H) it will convert as part of the merger transaction. Please revise to disclose the nature of these "certain events," including the fact that the loan will convert upon completion of this transaction.

Response: The convertible note referred to in Note 15a is the second installment of an investment made pursuant to an additional advance investment agreement which is described in Note 7. Note 7 has been revised and describes the conversion events, one of which is an IPO, which includes a deSPAC transaction, and refers to Note 15a. Please see pages F-18 and F-19.

Note 15. Subsequent Events, page F-26

20.	Revise to disclose the date that the financial statements were issued. Refer to ASC 855-10-50-1(a). Arbe / ITAC finance and accounting teams to advise. Likely this will all be updated once Q1 information is provided.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement. Please see page F-29 of Amendment No. 1.

July 30, 2021

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Item 21. Exhibits and Financial Statement Schedules, page II-1

21.	Please file any material lease agreements and the employment agreements with your executive officers as exhibits to your registration statement. Refer to Item 21 of Form F-4 and Item 601(b)(10) of Regulation S-K.

Response: The Company does not believe that its leases are material. The Company only rents office space pursuant to relatively short-term leases, the longest being for three years. The Company believes that office space is readily available on reasonable terms.

The Company does not believe that the employment agreements are required to be filed for the following reason:

Item 21 of Form F-4 cross refers to Item 601 of Regulation S-K. Regulation S-K 601(b)(10)(iii)(5) lists, as agreements that need not be filed “Any compensatory plan, contract or arrangement if the registrant is a foreign private issuer that furnishes compensatory information under Item 402(a)(1) (§ 229.402(a)(1)) and the public filing of the plan, contract or arrangement, or portion thereof, is not required in the registrant's home country and is not otherwise publicly disclosed by the registrant.”

Item 402(a)(1) provides that a foreign private issuer will be deemed to comply with the executive compensation disclosure if it provides the information required by Items 6.B and 6.E.2 of Form 20-F.

Item 6.B reads as follows:

The amount of compensation paid, and benefits in kind granted, to such persons by the company and its subsidiaries for services in all capacities to the company and its subsidiaries by any person. Disclosure of compensation is required on an individual basis unless individual disclosure is not required in the company’s home country and is not otherwise publicly disclosed by the company. The standard also covers contingent or deferred compensation accrued for the year, even if the compensation is payable at a later date. If any portion of the compensation was paid (a) pursuant to a bonus or profit-sharing plan, provide a brief description of the plan and the basis upon which such persons participate in the plan; or (b) in the form of stock options, provide the title and amount of securities covered by the options, the exercise price, the purchase price (if any), and the expiration date of the options.

Pursuant to Item 6.B, disclosure of compensation on an individual basis is not required if it is not required by the issuer’s home country and is not otherwise publicly disclosed. Israeli laws do not require such disclosure and the Company does not otherwise disclose such information. The Company discloses aggregate compensation under the heading “Director and Executive Compensation – Aggregate Compensation to Directors and Officers.”

Item 6.E.2 relates to the disclosure of arrangements involving the employees in the capital of the issuer. This information is included in the F-4.

Since the Company meets the requirements for exclusion set forth in Item 601(b)(10)(iii)(5), the Company does not believe that the employment agreements are required to be filed.

July 30, 2021

Page Nine

Any comments or questions regarding the foregoing should be directed to the undersigned at 212-335-4651. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

Jon Venick

JV:

Cc: (via email)

Jacob (Kobi) Marinka, Arbe Robotics Ltd.

Danny Klein, Arbe Robotics Ltd.

E. Scott Crist, Industrial Tech Acquisitions, Inc.

Asher S. Levitsky, Ellenoff Grossman & Schole LLP

Shay Dayan, Erdinast, Ben Nathan, Toledano & Co.